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                                                            OMB APPROVAL
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--------                                            OMB Number:  3235-0104
 FORM 3                                             Expires: September 30, 1998
--------                                            Estimated average burden
                                                    hours per response .... 0.5
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               UUNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

(Print or Type Responses)

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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or
     Norton, David K.                            Statement                     Trading Symbol
----------------------------------------      (Month/Day/Year)               Starwood Hotels & Resorts Worldwide, Inc./Starwood
     (Last)     (First)     (Middle)           10/26/2000                    Hotels & Resorts
 Starwood Hotels & Resorts Worldwide, Inc.                               ----------------------------------------------------------
 777 Westchester Avenue                    ----------------------------  5. Relationship of Reporting       6. If Amendment, Date
----------------------------------------   3. IRS or Social Security          Person(s) to Issuer              of Original
             (Street)                         Number of Reporting           (Check all applicable)             (Month/Day/Year)
                                              Person (Voluntary)         ----- Director   -----   10% Owner      Line)
 White Plains,      NY        10604                                        X                                 7. Individual or Joint
--------------------------------------     ----------------------------  ----- Officer    -----   Other         Group (Cheick
      (City)      (State)      (Zip)                                     (give title below)  (Specify below)    Applicable line)
                                                                         Executive Vice President,            X Form Filed by
USA                                                                      Human Resources                       ---  One Reporting
                                                                                                                     Person
                                                                                                                --- Form Filed by
                                                                                                                    More Than One
                                                                                                                    Responding
                                                                                                                    Person
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                                                            TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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  Shares (1)                                             0
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.  Page 1 of 3      (Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (7-96)
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
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FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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 Option to Purchase Shares (1)    (2)    05/17/10          Shares (1)     125,000      $27.125          D
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Explanation of Responses:
                                                                                                                         10/31/00
**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date
                                                                                            /s/ David K. Norton
Note. File three copies of this Form, one of which must be manually signed.                                                  Page 2
  If space provided is insufficient, See Instruction 6 for procedure.                            Page 2 of 3         SEC 1473 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Numer.
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
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Name and Address of Reporting Person         Issuer Name and Ticker or Trading Symbol          Statement for Month/Year
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
Norton, David K.                                Starwood Hotels & Resorts Worldwide, Inc.         October 2000
Starwood Hotels & Resorts Worldwide, Inc.    Starwood Hotels & Resorts ("HOT")
777 Westchester Avenue
White Plains, NY 10604
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


Explanation of Responses:

(1) Pursuant to an agreement between Starwood Hotels & Resorts Worldwide, Inc., a Maryland corporation (the "Corporation") and Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust" and, together with the Corporation, "Starwood"), each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation Shares and Trust Shares may be held and traded only in units ("Shares") consisting of one Corporation Share and one Trust Share.

(2) Restricted Shares reported were granted to the reporting person (the "Reporting Person") under the terms of Starwood's Long Term Incentive Plan (the LTIP) and vest ratably over four years from the grant date.